EXHIBIT 99.1

Equinor appoints Torgrim Reitan as new Chief Financial Officer

Torgrim Reitan has been appointed Chief Financial Officer and executive vice president in Equinor (OSE: EQNR, NYSE: EQNR), with effect from 6 October 2022. Reitan succeeds Ulrica Fearn who has decided to leave the company to pursue a CFO opportunity outside the company. Ulrica Fearn will be available to secure a good hand over to her successor until further notice.

“I am very pleased to welcome Torgrim back to the Corporate Executive Committee. Torgrim has a very strong background to take on the complex challenge as CFO in Equinor, as we progress our ambition to be a leading company in the energy transition. In the current energy crisis, it is a definite strength to have Torgrim in my top management team, with his experience as CFO, from our upstream business, from trading and operations of natural gas, and lastly from the acceleration of growth in our renewables business,” says Anders Opedal, president and CEO of Equinor.

“I look very much forward to joining the CEC and to work closely with Anders and his very strong team in handling the current energy crisis, while using my broad experience contributing to drive the momentum in our transformation towards net zero in 2050,” says Torgrim Reitan.

Reitan comes from the position as senior vice president for Finance and Control in the Equinor’s Renewables business area. Reitan joined Equinor in 1995. From 2018 –2020 Reitan was executive vice president for Development and production international. From 2015 – 2018 Reitan held the position as executive vice president of Development and Production USA.

Prior to this he held the position as executive vice president and Chief Financial Officer from 2010 to 2015. He has held several management positions in Equinor prior to this, including senior vice president in trading and operations in the Natural gas business area in 2009-2010, senior vice president in Performance management and analysis from 2007 – 2009, and from 2005-2007 he was senior vice president in Performance Management, Tax and M&A. From 1995 to 2004 Reitan held various positions in the Natural Gas business area and corporate functions.

Reitan holds a Master of science degree from the Norwegian School of Economics and Business administration.

Further information from:

Investor relations
Mads Holm, senior vice president Investor relations,
+47 909 55 417 (mobile)

Press
Sissel Rinde, vice president Media relations,
+47 412 60 584 (mobile)

This information is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act